UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 July 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

GOLD FIELDS GUIDANCE UPDATE FOR Q2 2014

Johannesburg, 9 July 2014: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that attributable gold equivalent production for the Group, for the June 2014 quarter (Q2 2014), is expected to be approximately 547,000 gold equivalent ounces.

All-in sustaining costs (AISC) and all-in costs (AIC) are expected to be approximately US$1,055/oz and US$1,095/oz, respectively.

With these results Gold Fields remains on track to achieve its guidance for the full-year 2014, of approximately 2,200,000 ounces of gold equivalent production at an AISC of 1,125/oz and an AIC of US$1,150/oz, as published on 13 February, 2014.

Gold Fields will release its full results for Q2 2014 on Thursday, 21 August 2014.

Investor Enquiries

Willie Jacobsz
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
             goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
             goldfields.co.za

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[≠], R P Menell, D N Murray, D M J Ncube, G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: T L Harmse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 July 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer